Exhibit (a)(5)

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                              FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an amendment to, and an extension of, tender offer for PALMETTO REAL ESTATE TRUST (PTTTS)

Moraga, Calif. (Market Wire)--May 5, 2006-- MPF NY-2005, LLC, MPF Flagship Fund 10, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 3, LLC (the "Purchasers") have extended the expiration date with respect to their tender offer for shares of beneficial interest (the "Shares") in PALMETTO REAL ESTATE TRUST (the "Trust"), through June 2, 2006.

The Purchasers have amended the Offer to reduce the number of Shares they are offering to purchase. As amended, the Offer is to purchase up to 88,500 Shares, or approximately 5% of all outstanding Shares. This amendment is in response to the Trust's recent disclosure that it has five large holders of Shares that put the Trust in danger of failing to qualify as a REIT if we were successful in purchasing over approximately 6.6% of the Shares. Thus, we are reducing our Offer to only 5% of the outstanding Shares. As of the date hereof, a total of 1,090 Shares have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556
800-854-8357 x. 224